SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1 )*

                                  SOLEXA, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83420X105
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                                 (CUSIP Number)

                                Jonathan Fleming

                     c/o Oxford Bioscience Partners IV L.P.

                               222 Berkeley Street

                           Boston, Massachusetts 02116

                                 (617-357-7474)
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 21, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a).  Name of the Issuer:     Solexa, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:
            25861 Industrial Blvd., Hayward, California, 94545.

Item 2(a). Names of Person Filing: Oxford Bioscience Partners IV L.P. ("Oxford IV") and mRNA Fund II L.P. ("MRNA II") (collectively, the "Funds"); OBP Management IV L.P. ("OBP IV") which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes ("Barnes"), Mark P. Carthy ("Carthy"), Jonathan
J. Fleming ("Fleming"), Michael E. Lytton ("Lytton") and Alan G. Walton ("Walton") (collectively, the "General Partners") who are the general partners of OBP IV. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b). Address of Principal Business Office or, if None, Residence: The address of the principal business office of Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116. The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

Item 3.    Source and Amount of Funds or Other Consideration:

     On March 4, 2005, pursuant to an Acquisition Agreement dated as of September 28, 2004 (the "Acquisition Agreement"), and as amended by an Amendment and Waiver thereto dated as of March 3, 2005 (the "Amendment"), by and between Solexa Limited, a company registered in England and Wales ("Solexa Limited") and the Issuer, the Issuer acquired all of the outstanding share capital of Solexa Limited (the "Business Combination"). As consideration for the outstanding share capital of Solexa Limited, the Issuer issued an aggregate of 14,750,000 shares of Common Stock to holders of the outstanding share capital and options to purchase the share capital of Solexa Limited. The foregoing summary of the Business Combination is qualified in its entirety by reference to the copies of the Acquisition Agreement, filed as Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed on September 30, 2004 and incorporated herein in its entirety, and the Amendment, filed as Exhibit 2.2.1 to the Issuer's Current Report on Form 8-K filed on March 7, 2005 and incorporated herein in its entirety by reference.

     As a result of the Business Combination, the share capital of Solexa Limited held by Oxford IV prior to the Business Combination was exchanged for 2,468,986 shares of Common Stock and the share capital of Solexa Limited held by MRNA II prior to the Business Combination was exchanged for 24,771 shares of Common Stock.

      On April 21, 2005, the Issuer entered into a certain Securities Purchase Agreement (the "Purchase Agreement") among the Issuer, Oxford IV, MRNA II and various other investors (the "Investors") for a private placement of common stock and warrants to purchase common stock. Pursuant to the Purchase Agreement, the Issuer sold approximately 2,160,000 shares of common stock and warrants to purchase up to approximately 1,060,000 shares of common stock on April 25, 2005, and subject to stockholder approval, the Company has agreed to sell approximately an additional 6,005,000 shares of common stock and warrants to purchase up to approximately 3,002,000 shares of common stock in a second closing (the "Second Closing"). Oxford IV has agreed to purchase 544,536 of the Issuer's common stock at a price of $4.00 and warrants to purchase 272,268 shares of the Issuer's common stock with an exercise price of $5.00 per share for a total consideration of $2,178,144, and MRNA II has agreed to purchase 5,464 of the Issuer's common stock at a price of $4.00 and warrants to purchase 2,732 shares of the Issuer's common stock with an exercise price of $5.00 per share for a total consideration of $21,856 at the Second Closing, upon satisfaction of a number of conditions, including stockholder approval. Upon satisfaction of all conditions to closing, Oxford IV and MRNA II intend to purchase such shares and warrants in a private placement (the "Private Placement"), using their respective investment funds.

      References to and descriptions of the Purchase Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Purchase Agreement filed as Exhibit 10.58 to the Issuer's Current Report on Form 8-K filed on April 26, 2005 and is incorporated herein in its entirety by reference.

Item 4. Purpose of Transaction: Oxford IV and MRNA II have agreed to purchase common stock of the Issuer in the Private Placement for investment purposes.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer: In connection with the Purchase Agreement, the Issuer and certain stockholders of the Issuer, including the Funds (each an "Investor" and collectively the "Investors") entered into Amended and Restated Company Support Agreements (the "Support Agreements"), dated as of April 21, 2005, pursuant to which each Investor agreed to vote their shares of Common Stock in favor of the transactions contemplated by the Purchase Agreement until the expiration of the Support Agreements on August 31, 2005. Each Investor retains voting power with regard to all other matters. Accordingly, the Investors, as parties to the Support Agreements, may be deemed to be a group, and in accordance with Rule 13d-5, each Investor may be deemed to beneficially own the Common Stock held by the Investors. All of the Common Stock held by the Investors represent approximately 68.6% of the outstanding Common Stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act. This includes 2,493,757 shares of Common Stock owned of record by the Funds, as well as the Common Stock owned of record by the other parties to the Support Agreements.

      This percentage is calculated based upon 19,726,632 shares of the Issuer's Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (a) 17,606,471 shares of the Issuer's Common Stock outstanding on April 18, 2005, as reported by the Issuer to the Funds and (b) 2,120,161 shares of Common Stock issued pursuant to the Purchase Agreement, as reported by the Issuer to the Funds.

        Under SEC rules, OBP IV, as the general partner of Oxford IV and MRNA II, may be deemed to own beneficially the shares held of record by Oxford IV and MRNA II and accordingly may be deemed to own beneficially the shares held of record by the Investors. Barnes, Carthy, Fleming, Lytton and Walton are general partners of OBP IV and accordingly may be deemed to own beneficially the shares held of record by Oxford IV and MRNA II and accordingly may be deemed to own beneficially the shares held of record by Investors. Oxford IV, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares held by MRNA II, except to the extent of their respective pecuniary interest therein, and MRNA II, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares held by Oxford IV, except to the extent of their respective pecuniary interest therein. Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares held by the Investors, except as described herein for the limited purpose of the Support Agreements.

      References to and descriptions of the Support Agreements as set forth in this Item 6 are qualified in their entirety by reference to the Form of Amended and Restated Company Support Agreement filed as Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on April 26, 2005 and is incorporated herein in its entirety by reference.

      The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

      To the best of the knowledge of Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.           Material to be filed as Exhibits.

      A. Agreement regarding filing of joint Schedule 13D.

      B. Power of Attorney dated as of April 8, 2004.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2005

                        OXFORD BIOSCIENCE PARTNERS IV L.P.
                        by its General Partner, OBP MANAGEMENT IV L.P.


                        By: /s/ Jonathan J. Fleming
                        ------------------------------------------------
                        Name:  Jonathan J. Fleming
                        Title:  General Partner


                        MRNA FUND II L.P.
                        By its General Partner, OBP MANAGEMENT IV L.P.

                        By: /s/ Jonathan J. Fleming
                        ------------------------------------------------
                        Name:  Jonathan J. Fleming
                        Title:  General Partner


                        OBP MANAGEMENT IV L.P.


                        By: /s/ Jonathan J. Fleming
                        ------------------------------------------------
                        Name:  Jonathan J. Fleming
                        Title:  General Partner


                        /s/ Jeffrey T. Barnes
                        ------------------------------------------------
                        Jeffrey T. Barnes


                        /s/ Mark P. Carthy
                        ------------------------------------------------
                        Mark P. Carthy


                        /s/ Jonathan J. Fleming
                        ------------------------------------------------
                        Jonathan J. Fleming

                        /s/ Michael E. Lytton
                        ------------------------------------------------
                        Michael E. Lytton


                        -------------------------------*----------------
                        Alan G. Walton


*By:  /s/ Raymond Charest
      -------------------------------------
      Raymond Charest as Attorney-in-Fact


      This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit D.

                                  EXHIBIT INDEX

      A. Agreement regarding filing of joint Schedule 13D.

      B. Power of Attorney dated as of April 8, 2004.

                                    Exhibit A

                            JOINT FILING UNDERTAKING

      Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Solexa, Inc., is being filed on behalf of each of the undersigned.

Dated: May 3, 2005

                        OXFORD BIOSCIENCE PARTNERS IV L.P.
                        by its General Partner, OBP MANAGEMENT IV L.P.


                        By: /s/ Jonathan J. Fleming
                        -------------------------------------------------
                        Name:  Jonathan J. Fleming
                        Title:  General Partner


                        MRNA FUND II L.P.
                        By its General Partner, OBP MANAGEMENT IV L.P.

                        By: /s/ Jonathan J. Fleming
                        -------------------------------------------------
                        Name:  Jonathan J. Fleming
                        Title:  General Partner


                        OBP MANAGEMENT IV L.P.


                        By: /s/ Jonathan J. Fleming
                        -------------------------------------------------
                        Name:  Jonathan J. Fleming
                        Title:  General Partner


                        By: /s/ Jeffrey T. Barnes
                        -------------------------------------------------
                        Jeffrey T. Barnes


                        /s/ Mark P. Carthy
                        -------------------------------------------------
                        Mark P. Carthy


                        /s/ Jonathan J. Fleming
                        -------------------------------------------------
                        Jonathan J. Fleming

                        /s/ Michael E. Lytton
                        -------------------------------------------------
                        Michael E. Lytton


                                             *
                        -------------------------------------------------
                        Alan G. Walton

*By:  /s/ Raymond Charest
      ------------------------------------
      Raymond Charest as Attorney-in-Fact

      This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit D.

                                    Exhibit B

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners IV L.P., mRNA II L.P., or OBP Management IV L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of April, 2004.

                        OXFORD BIOSCIENCE PARTNERS IV L.P.
                        by its General Partner, OBP MANAGEMENT IV L.P.


                        By: /s/ Jonathan Fleming
                            ----------------------------------------------
                        Name:  Jonathan J. Fleming
                        Title:  General Partner

                        MRNA FUND II L.P.
                        By its General Partner, OBP MANAGEMENT IV L.P.

                        By: /s/ Jonathan Fleming
                            ----------------------------------------------
                        Name:  Jonathan J. Fleming
                        Title:  General Partner

                        OBP MANAGEMENT IV L.P.

                        By:/s/ Jonathan Fleming
                        --------------------------------------------------
                        Name:  Jonathan J. Fleming
                        Title:  General Partner

                        /s/ Jeffrey T. Barnes
                        --------------------------------------------------
                        Jeffrey T. Barnes

                        /s/ Mark P. Carthy
                        --------------------------------------------------
                        Mark P. Carthy


                        /s/ Jonathan J. Fleming
                        --------------------------------------------------
                        Jonathan J. Fleming


                        /s/ Michael E. Lytton
                        --------------------------------------------------
                        Michael E. Lytton


                        /s/ Alan G. Walton
                        --------------------------------------------------
                        Alan G. Walton